Exhibit 99.2

Bilibili Inc. Announces Proposed Offering of US$300 Million Convertible Senior Notes

SHANGHAI, April 1, 2019—Bilibili Inc. (NASDAQ: BILI) (“Bilibili” or the “Company”), a leading online entertainment platform for young generations in China, today announced that it proposes to offer up to US$300 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”) (the “Notes Offering”). The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$45 million in principal amount of the Notes.

The Company also commenced a concurrent offering of 10,554,000 American depositary shares (the “ADSs”), each representing one Class Z ordinary share of the Company (the “Primary ADS Offering”). In addition, certain selling shareholders are offering 6,526,187 ADSs of the Company (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”). The Company intends to grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 2,562,028 ADSs. The closing of the Notes Offering is not contingent upon the closing of the ADS Offering, and the closing of the ADS Offering is not contingent upon the closing of the Notes Offering. The offerings are subject to market conditions and other factors.

When issued, the Notes will be senior, unsecured obligations of Bilibili. The Notes will be convertible into ADSs and will mature on April 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on April 1, 2024 or in the event of certain fundamental changes. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, the Company will cause to be delivered to such converting holders the ADSs, and pay cash in lieu of any fractional ADS. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Company plans to use the net proceeds from the Notes Offering and the concurrent Primary ADS Offering for enriching content offerings, investing in research and development, and other general corporate purposes.

The Notes, the ADSs deliverable upon conversion of the Notes prior to the resale restriction termination date and the Class Z ordinary shares represented thereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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